Exhibit 99.(a)(1)(R)

EMAIL TO INDIVIDUALS CHOOSING NOT TO TENDER ELIGIBLE OPTIONS

We show that you have elected not to tender one or more of your Eligible Options pursuant to the Tender Offer. (Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Offer to Amend or Replace Eligible Options).

We want to make sure that you understand that your election not to tender means:

1.	You agree that you will likely pay additional Federal and State tax penalties with respect to your non-tendered options;

2.	You decline the amendment or replacement of your non-tendered options; and

3.	You decline the cash bonus payment, if applicable, in January of 2008 for your non-tendered options that are amended.

If the above is not your intent, we encourage you to withdraw your election by submitting a new, properly completed and signed Election Form via the Offer Website at https://vrsn.equitybenefits.com or a paper version of the Election Form via facsimile to Jeffrey K. Bergmann at (650) 426-3403 before 11:59 p.m. Pacific Time on August 23, 2007.

If we extend the Offer beyond August 23, 2007, you must complete the process before the extended expiration date of the Offer. The Offer document and additional information are available at https:// vrsn.equitybenefits.com.